October 3, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attention:        Charlie Guidry

Re:	Artelo Biosciences, Inc. Registration Statement on Form S-1
Filed on September 27, 2018 File No. 333-227571

Acceleration Request

Requested Date:  October 5, 2018

Requested Time: 5:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Artelo Biosciences, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-227571) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Thomas E. Hornish at (858) 350-2392.

* * * *

Sincerely, Artelo Biosciences, Inc.

By:	/s/ Gregory D. Gorgas
Gregory D. Gorgas
President and Chief Executive Officer

cc:	Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C. Thomas E. Hornish, Wilson Sonsini Goodrich & Rosati, P.C.